# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CIDARA THERAPEUTICS, INC., CIK 0001610618
CUSIP: 171757206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952107

## Reporting persons
- BCLS Fund III Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,500,680; sole dispositive power 0; shared dispositive power 2,500,680; aggregate amount beneficially owned 2,500,680 (9.99% of the class)

## Item 1. Issuer
Name of issuer: CIDARA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by BCLS Fund III Investments, LP, a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company ("BCLS Fund III GP"), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership ("BCLS Fund III"), which is the managing member of BCLS Fund III Investments GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund III GP and BCLS Fund III, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025, the Reporting Person held 703,080 shares of Common Stock and 89,956 shares of the Issuer's Series A Convertible Voting Preferred Stock, which, as of the close of business on June 30, 2025, were convertible into an aggregate of 6,296,920 shares of Common Stock, subject to a conversion blocker that prohibits the conversion of any shares of Series A Convertible Voting Preferred Stock if, as a result of such conversion, the Reporting Person would, together with its attribution parties, beneficially own in excess of 9.99% of the outstanding shares of Common Stock immediately after giving effect to such conversion (the "Beneficial Ownership Blocker"). Accordingly, pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock, representing 2,500,680 shares of Common Stock as of the close of business on June 30, 2025.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on (i) 23,234,839 shares of Common Stock outstanding as of June 30, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 7, 2025 and (ii) 1,797,600 shares of Common Stock issuable upon the conversion of 25,680 shares of Series A Convertible Voting Preferred Stock, which reflects the maximum number of shares of Series A Convertible Voting Preferred Stock that can be converted subject to the Beneficial Ownership Blocker.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BCLS Fund III Investments, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/14/2025)